UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	December 2006
Commission File Number:	000-49917
Attachments:	News Release dated February 21, 2006 filed on SEDAR December 7, 2006

NEVADA GEOTHERMAL POWER INC.
(Translation of registrant's name into English)

900-409 Granville Street
Vancouver, British Columbia, Canada, V6C 1T2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - __________

Click here for printer-friendly PDF version.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEVADA GEOTHERMAL POWER INC.

/s/ Don J.A. Smith
Don J.A. Smith
Chief Financial Officer and Secretary

Date: January 5, 2007

Nevada Geothermal Power Inc.

Geophysical Survey completed at pumpernickel Geothermal Project, Nevada

Vancouver, BC, February 21, 2006: Nevada Geothermal Power Inc. (“NGP”) (TSX-V:

NGP; OTCBB: NGLPF) and Inovision Solutions Inc. (“Inovision”) are pleased to report the completion of a geophysical survey at the Pumpernickel geothermal project in Nevada. The project is managed by Nevada Geothermal Power Company (a subsidiary of NGP), as Exploration Manager.

Located in pumpernickel Valley, 30 km (19 mi) southeast of the town of Winnemucca, Humboldt County, north-central Nevada, the project is in an area of moderate desert terrain and climate, with good access and reasonably well-developed infrastructure nearby. The property is centered on a cluster of well-known hot springs adjacent to the pumpernickel Valley fault.

The gravity survey, the geophysical method applied, is especially effective in mapping the topography of subsurface bedrock, outlining faults, and evaluating the thickness of the overburden. The detailed survey was comprised of 282 stations in 14 E-W trending lines and covered the entire portion of the valley within the project area and the pumpernickel Valley fault.

The final report is pending, however a preliminary assessment of the data shows that the survey successfully defined the contact between the valley fill and the basement rocks, and most importantly it established the positions of valley faults and their relationship to the geothermal system.

The data showed a good correlation with the 2005 resistivity data. The combined data will aid significantly in defining the boundaries of the geothermal reservoir and the subsequent design of the first production test wells, planned for 2006.

In 2003, Shevenell and Garside of the Great Basin Center for Geothermal Energy, University of

Reno, identified pumpernickel as one of the top four undeveloped geothermal prospects in

Nevada.

NGP has a 100% leasehold interest in 13 km2  (5 mi2) of geothermal lands from Newmont USA Limited. Inovision Solutions Inc. has an option to earn a 50-per-cent joint venture interest in the 13 km2 (5 mi2) of geothermal land under lease to NGP. Under this option Invosion is required to make certain cash payments and to issue common shares to NGP as well as undertake C$5- million in project expenditures over a 5 year period.

The person responsible for the technical information is Kim Niggemann, Exploration Manager and Project Director for NGP.

Nevada Geothermal Power Inc Don Smith, CA, M.B.A. CFO www.nevadageothermal.com	Investor Inquiries Nevada Geothermal Power Inc. Telephone: 604-638-8784 Toll Free: 866-688-0806 ext. 118 Email: sfkirk@nevadageothermal.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward- looking statements using words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “potential” and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.